JG



16022079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthios Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Skokie Blvd, Suite 240
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian D. Gibson, Controller 847-849-1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, LTD.
(Name – *if individual, state last, first, middle name*)

455 Cityfront Plaza Drive, Suite 1500 (Address) Chicago (City) IL (State) 60611-5313 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 19 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian D. Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthios Capital Markets, LLC, as of December 31, 2015, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
LYNN COHEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/07/17

Signature

CONTROLLER

Title

Lynn Cohen

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHIOS CAPITAL
MARKETS, LLC

YEAR ENDED DECEMBER 31, 2015

~~FILED AS CONFIDENTIAL INFORMATION
PURSUANT TO RULE 17A-5(e)(3)~~

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Healthios Capital Markets, LLC (an Illinois limited liability company) (the Company) as of December 31, 2015 and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Healthios Capital Markets, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 25, 2016

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2015
ASSETS	
Current assets:	
Cash and cash equivalents	$ 132,134
Accounts receivable	337,141
Due from affiliates	232,782
Prepaid expenses	112,634
Other assets	4,977
Total current assets	819,668
Property and equipment:	
Office furniture	66,763
Computers and office equipment	12,707
Leasehold improvements	62,214
	141,684
Less accumulated depreciation	33,438
Property and equipment, net	108,246
Total assets	$ 927,914

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2015
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 54,855
Current portion of deferred rent	18,473
Current portion of capital lease	9,672
Total current liabilities	83,000
Non-current portion of deferred rent	9,236
Non-current portion of capital lease	5,640
Total liabilities	97,876
Member's capital	830,038
Total liabilities and member's capital	$ 927,914

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Healthios Capital Markets, LLC (the Company) was organized on July 27, 2001, pursuant to the provisions of the Delaware Act and commenced operations on November 1, 2001. The Company, headquartered in Northbrook, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934 and a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition advisory services. The Company serves healthcare companies in the United States and Europe.

The Company is wholly-owned by Healthios Holdings, LLC (the Parent), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2015, the Company did not have cash and cash equivalents in excess of federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant risk on cash and cash equivalents.

1. Organization and summary of significant accounting policies (continued)

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year and are deemed fully collectible by management. At December 31, 2015, the Company had one customer account receivable representing approximately 61% of the total account receivable balance.

The Company has in place an Accounts Receivable write-off policy, which requires the Healthios Commitment Committee to approve any write-off of customer trade receivables. Write-offs are presented to the Commitment Committee when the age of the receivable warrants.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Depreciation is calculated using straight-line methods over the estimated useful lives of the assets.

Revenue recognition:

The Company earns fees exclusively from client engagements related to mergers and acquisitions and capital raising. Such fees typically take the form of (1) retainers, (2) success fees upon successful capital raise, M&A or partnering event (3) advisory fees and are recognized under the completed contract method, when the collection and amount of fees are assured.

Fees can also be earned from (4) "Earn Outs" and (5) stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes Success Fee Cash revenue, which is at the point in time an exercise event occurs. Expenses are recognized when incurred.

Income taxes:

The Company is treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

2. Commitments

The Company leases office space under a non-cancelable operating lease agreement. The lease, which was originally in the name of Healthios, Inc., an affiliated company with common ownership, was assigned to the Company effective January 13, 2012 and extended until June 30, 2017. The lease agreement included a rent abatement for five months rent free which has been accounted for using the straight-line method and will be amortized over the term of the lease for financial reporting purposes.

In addition to monthly lease payments, the lease agreement requires the Company to pay its prorated share of real estate taxes, insurance and maintenance expenses related to the building. Total office rent expense was $197,972 for the year ended December 31, 2015.

Future minimum rental payments under the office lease are as follows:

Year ending December 31:		Amount
2016		117,119
2017		59,563
Total	$	176,682

3. Capital lease payable

In October 2014, the Company entered into a capital lease for office equipment costing $29,012. Monthly lease payments are $806 and amortization has been reflected in the financial statements under depreciation expense. The lease expires in October 2017.

The aggregate amount of future minimum capital lease payments are as follows:

Year ending December 31:		Amount
2016		9,672
2017		5,640
Total	$	15,312

4. Related party transactions

The Company carries a Due from Parent receivable of $60,995 as of December 31, 2015. The receivable represents reimbursements owed to the Company related to the arrangement with CapBridge Pte. Ltd.

The Company is designing and developing a transaction management software for CapBridge Pte. Ltd., which will be used to facilitate capital raising. Total cost of $542,984 was reimbursed to the Company by CapBridge for the year ended December 31, 2015. The Company carries a receivable from CapBridge Pte. Ltd. of $171,788 as of December 31, 2015.

The Company has a related party under common ownership which provides research and support for the Company. Total expenses paid for these services was $322,640 for year ended December 31, 2015, which was included in professional fees for financial reporting purposes.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2015, the Company had net capital of $39,899, which was $34,899 in excess of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.76:1 at December 31, 2015. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2015, the financial statement date, through February 26, 2016, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.